FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 26, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL HOSTS THE SECOND VISIT OF THE PRESIDENT OF ROMANIA AT ITS
STEEL SUBSIDIARY

Targoviste, Romania – November 26, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the President of Romania, Traian Basescu, made his second working visit, this time to another of Mechel’s Romanian steel subsidiaries, Mechel Targoviste.

On November 25, 2008, President Basescu, made a working visit to Mechel Targoviste in furtherance of his program of visiting Romania’s major enterprises. The objective of the President’s trip was to get firsthand experience with the enterprises’ operations in the current economic situation. During an earlier visit to Mechel Campia Turzii, President Basescu was interested in the affairs at the plant and what possible support the plant would like to require from the government.

The General Director of Mechel Group’s East-European Steel Division, Vyacheslav Shmyga, welcomed President Basescu at Mechel Targoviste. The meeting was also attended by the heads of the main units of Mechel Targoviste and the Chairman of the plant’s trade union.

Mr. Shmyga directed President Basescu to the Division’s structure, the Romanian enterprises it comprises, and familiarized him with the details of the plant. The investment projects implemented at Mechel’s Romanian subsidiaries were also described to the President, including those implemented at Mechel Targoviste, such as the new continuous caster, the medium-section mill, its shearing press, the heating furnace, and rebar production lines. During his discussion with President Basescu, Mr. Shmyga made a special emphasis on the investments made by Mechel related not only to its production, but also to the plant’s environmental and social projects.

The privatization contract for Mechel Targoviste was concluded in August 2002. Mechel met all of its investment obligations in late 2006 and, thus, was capable of completing the requirements of the contract more than one year ahead of the stipulated term. Mechel’s investments at Mechel Targoviste made in compliance with the contract amounted to over US$38.0 million.

President Basescu described the plans concerning the implementation of national projects to construct roads, bridges and other state infrastructure to be financed from the state budget and from the European funds. President Basescu also stated that, as part of a new government program, certain measures are under consideration to include banks extending loans to Romanian citizens and businesses, which could result in the stimulation of the Romanian consumer market. The President also informed Mechel Targoviste that suggestions concerning a potential tax burden reduction in the form of an accelerated VAT refunding, temporary reduction of the profit tax rate and deferring obligatory payments to the budget are among the measures being considered. Mr. Shmyga assured the President that the Division’s priority is to maintain the existing jobs and professional staff of all the facilities included in its structure.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: November 26, 2008